Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202-3509 414 765-7700 micorp.com

May 12, 2008

VIA EDGAR

Mr. Donald Walker, Senior Assistant Chief Accountant

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Marshall & Ilsley Corporation

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 29, 2008

File No. 001-33488

Dear Mr. Walker and Ms. Ebbertt:

The purpose of this letter is to respond to the comments raised in your letter of April 18, 2008 to Mr. Gregory A. Smith, Senior Vice President and Chief Financial Officer, Marshall & Ilsley Corporation (the “Corporation”).

The Corporation acknowledges that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.

Management’s Discussion and Analysis

Summary of Loan and Lease Loss Experience and Credit Quality, page 35

1.

Comment:  Per review of your loan and lease loss experience and credit quality disclosure, we note the following trends in your allowance for loan losses and provision:

•

The allowance for loan losses as a percentage of total loans increased approximately 18% in 2007 from 2006;

•

There has not been a change in your methodology of developing the allowance based on the underlying portfolios;

Mr. Donald Walker, Senior Assistant Chief Accountant

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

May 12, 2008

•

There has been a continued deterioration in your loan portfolio specifically related to your construction and development loans, which has caused “elevated charge-offs and provisions;” and

•

There have been significant increases in loan charge-offs, the provision for loan losses and the non-performing loans and leases balance in 2007 and in the first quarter of 2008.

Please revise future filings beginning with your next Form 10-Q to more clearly bridge the gap between significant changes your recent credit experience and evidence of changes in your overall environment with the modest increase in your reserve.

Response:

The Corporation will revise future filings to more clearly bridge the gap between significant changes in the Corporation’s recent credit experience and evidence of changes in the Corporation’s overall environment with the increase in the allowance for loan and lease losses.  Attached to this response as Exhibit I – Provision for Loan and Lease Losses and Credit Quality are the Corporation’s proposed disclosures.  As we discussed with the Staff, these disclosures are reflected in the Corporation’s Form 10-Q for the quarter ended March 31, 2008.

Financial Statements

Note 15, Long-Term Borrowings, page 86

2.

Comment:  Please tell us how you determined the proper accounting treatment related to your issuance of $400 million of 5.626% senior notes in exchange for the outstanding STACKS.  Specifically, address how you determined whether the termination of the 3.90% junior subordinated debt qualified as a debt extinguishment with a gain or loss on termination under EITF 96-19.  Please reference any and all additional accounting guidance used in your analysis.

Response:

The following presents the Corporation’s determination of the accounting treatment related to the issuance of $400 million of 5.626% senior notes in exchange for the outstanding STACKS.

Background

The STACKS, which were originally issued in 2004 as a component of the Corporation’s 6.50% Common SPACES, represented undivided beneficial ownership interests in the assets of M&I Capital Trust B.  The assets of M&I Capital Trust B consisted solely of $400 million of 3.90% subordinated debt securities issued by the Corporation to M&I Capital Trust B.  These

Mr. Donald Walker, Senior Assistant Chief Accountant

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

May 12, 2008

subordinated debt securities had terms that were substantially similar to the terms of the STACKS, thus providing M&I Capital Trust B with the payment streams required to fund the distributions on the STACKS.

In accordance with the Prospectus Supplement dated June 26, 2004, the STACKS underlying the Common SPACES were subject to a remarketing, the proceeds of which were used to satisfy the holders’ obligations under the Common SPACES.  Holders of the STACKS had an option to elect not to participate in the remarketing and thereby retain the remarketed STACKS.  The remarketing date occurred on August 10, 2007 and settlement occurred on August 15, 2007.

In connection with this remarketing, the Corporation had the right in its sole discretion to change certain terms of the subordinated debt securities (and to make corresponding changes to the STACKS), including the original maturity date of such subordinated debt securities, which was August 15, 2038.  In connection with the remarketing, the Corporation elected to change the maturity date from August 15, 2038 to August 17, 2009.

As part of this remarketing, the annual interest rate on the remarketed STACKS was reset to 5.626%, and the interest payment dates were changed to February 15 and August 15 of each year.  Corresponding changes to the interest rate and interest payment dates were made to the subordinated debt securities.  The reset rate was the rate such that the proceeds from the remarketing of the STACKS, net of any remarketing fee, would be at least 100% of their liquidation amount, plus any accrued and unpaid distributions.

In connection with the remarketing of the STACKS and as permitted by the underlying trust agreement and the indenture governing the debt securities, the Corporation also elected to change its obligations under the debt securities to senior obligations instead of subordinated obligations.

The Corporation, as the holder of all of the common securities of M&I Capital Trust B, had the right to dissolve the trust at any time in its sole discretion.  Immediately following the successful remarketing of the STACKS, the Corporation elected to liquidate and dissolve M&I Capital Trust B and distribute the assets of the trust (consisting solely of the 5.626% senior debt securities of the Corporation) to the holders in exchange for the remarketed STACKS.  These senior debt securities have the same interest and payment terms as the remarketed STACKS.  Following this liquidation and distribution, the STACKS were no longer deemed to be outstanding.

As noted above, holders of the original STACKS had the option of not participating in the remarketing, and thereby retain the remarketed STACKS.  One investor, holding $1,425,000 in liquidation amount of the original STACKS, elected not to participate in the remarketing, and this investor received $1,425,000 in liquidation amount of 5.626% senior debt securities following the liquidation of M&I Capital Trust B.  The remaining investors holding $398,575,000 in liquidation amount of the former STACKS participated in the remarketing, and such STACKS were sold in the remarketing in accordance with the terms above (i.e., the interest

Mr. Donald Walker, Senior Assistant Chief Accountant

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

May 12, 2008

rate was reset to 5.626%, the maturity date was changed to August 17, 2009, the interest payment dates were changed to February 15 and August 15 of each year and senior debt securities were distributed to the holders in exchange for the remarketed STACKS).

Following the remarketing of the STACKS and the liquidation and dissolution of M&I Capital Trust B, an aggregate of $400.0 million principal amount of 5.626% in senior debt securities of the Corporation were issued and outstanding, $1,425,000 of which was issued to the investor that elected not to participate in the remarketing and thereby retain the remarketed STACKS, and $398,575,000 of which was issued to the new investors holding the remarketed STACKS.

The 5.626% senior debt securities were remarketed to unaffiliated investors by the Corporation’s designated remarketing agents and the investors that participated in the remarketing were paid the proceeds of $398,575,000 from the remarketing, which were used to satisfy their obligations under the Common SPACES.  The designated remarketing agents’ role was to use their commercially reasonable efforts to sell the STACKS at a price that would result in proceeds, net of any remarketing fee, of at least 100% of their aggregate liquidation amount, plus accrued and unpaid distributions, if any.

Accounting Analysis

The Corporation believes that substantively this transaction should be accounted for as an exchange of 3.90% subordinated debt securities for 5.626% senior debt securities.  The Corporation concluded that the remarketing should not impact the accounting for this transaction.  This conclusion is based on the fact that if all of the holders of the STACKS had elected not to participate in the remarketing, then such holders would have received and retained 5.626% senior debt securities following the liquidation of M&I Capital Trust B.

EITF Issue 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments reached a consensus that an exchange of debt instruments with substantially different terms is a debt extinguishment and should be accounted for in accordance with paragraph 16 of Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.

Debt instruments are considered substantially different if any of three conditions prescribed in EITF Issue 96-19 are met.  The relevant condition for purposes of this transaction was: “The present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.”

EITF Issue 96-19 provides guidance that is to be used to calculate the present value of the cash flows for purposes of applying the 10 percent cash flow test.  Relevant guidance consisted of the following:

Mr. Donald Walker, Senior Assistant Chief Accountant

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

May 12, 2008

The cash flows of the new debt instrument included all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification.

There were no amounts paid by the debtor to the creditor or amounts received by the debtor from the creditor as part of the exchange.

If either the new debt instrument is callable or puttable, then separate cash flow analyses are to be performed assuming exercise and nonexercise of the call or put.  The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met.

The STACKS had no stated maturity but must be redeemed upon the maturity of the corresponding subordinated debt securities. The subordinated debt securities had a scheduled maturity of August 15, 2038; however, the Corporation, in its sole discretion, had the right to change the stated maturity date to any date not earlier than August 15, 2009 and not later than August 15, 2038.  In connection with the remarketing, the Corporation elected to change the maturity date to August 17, 2009, and the new maturity date was used for purposes of the 10 percent threshold because the cash flows for that period would generate the smaller change.

If the debt instruments contain contingent payment terms or unusual interest rate terms, judgment should be used to determine the appropriate cash flows.

The contractual interest rate for both debt instruments is a fixed interest rate.  The debt instruments do not contain unusual interest rate terms or contingent payment terms.  The Corporation determined that the contractual cash flows for the remaining term, as previously discussed, were the appropriate cash flows to use for purposes of the 10 percent threshold.

The discount rate to be used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument.

The Corporation determined that the effective interest rate, for accounting purposes of the original debt instrument was 4.20%.

Conclusion

The net present value of the cash flows for the 5.626% senior debt securities using a discount rate of 4.20% amounted to $410.8 million.  The net present value of the remaining cash flows for the 3.90% subordinated debt securities assuming a call date of August 17, 2009 and a discount rate of 4.20% amounted to $398.3 million.  The

Mr. Donald Walker, Senior Assistant Chief Accountant

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

May 12, 2008

Corporation concluded that the terms were not substantially different because the difference in the calculated present values of $12.5 million or 3.2% was not at least 10%.

Based on that conclusion, the Corporation determined a new effective interest rate based on the carrying amount of the original subordinated debt securities and the costs associated with the issuance of the 5.626% senior debt securities were expensed.

*        *        *

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (414) 765-7809.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson
Senior Vice President, Chief Administrative Officer
and General Counsel

Exhibit I

PROVISION FOR LOAN AND LEASE LOSSES AND CREDIT QUALITY

The following tables present comparative consolidated credit quality information as of March 31, 2008 and the prior four quarters:

Nonperforming Assets ($000’s)

	2008	2007
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Nonaccrual	$774,137	$686,888	$445,750	$373,387	$340,684
Renegotiated	97	224,398	107	113	117
Past due 90 days or more	12,784	13,907	7,736	10,463	10,858
Total nonperforming loans and leases	787,018	925,193	453,593	383,963	351,659
Other real estate owned	177,806	115,074	77,350	24,462	26,580
Total nonperforming assets	$964,824	$1,040,267	$530,943	$408,425	$378,239
Allowance for loan and lease losses	$543,539	$496,191	$452,697	$431,012	$423,084
Consolidated Statistics
Net charge-offs to average loans and leases annualized	1.08%	1.67%	0.23%	0.22%	0.14%
Total nonperforming loans and leases to total loans and leases	1.60	2.00	1.01	0.89	0.83
Total nonperforming assets to total loans and leases and other real estate owned	1.95	2.24	1.18	0.94	0.89
Allowance for loan and lease losses to total loans and leases	1.10	1.07	1.01	1.00	1.00
Allowance for loan and lease losses to total nonperforming loans and leases	69	54	100	112	120

Nonperforming assets consist of nonperforming loans and leases and other real estate owned (“OREO”).  Nonperforming loans and leases consist of nonaccrual, troubled-debt restructured loans which the Corporation refers to as renegotiated, and loans and leases that are delinquent 90 days or more and still accruing interest.  The balance of nonperforming loans and leases are affected by acquisitions and may be subject to fluctuation based on the timing of cash collections, renegotiations and renewals.

Generally, loans that are 90 days or more past due as to interest or principal are placed on nonaccrual.  Exceptions to these rules are generally only for loans fully collateralized by readily marketable securities or other relatively risk free collateral.  In addition, a loan may be placed on nonaccrual when management makes a determination that the facts and circumstances warrant such classification irrespective of the current payment status.  At March 31, 2008, approximately $147.7 million of the Corporation’s nonaccrual loans were less than 90 days past due.

Maintaining nonperforming assets at an acceptable level is important to the ongoing success of a financial services institution. In addition to the negative impact on net interest income and credit losses, nonperforming assets also increase operating costs due to the expense associated with collection efforts and the expenses of carrying OREO.

At March 31, 2008, nonperforming loans and leases amounted to $787.0 million or 1.60% of consolidated loans and leases compared to $925.2 million or 2.00% of consolidated loans and leases at December 31, 2007, and $351.7 million or 0.83% of consolidated loans and leases at March 31, 2007.

Nonperforming loans and leases at March 31, 2008 decreased by $138.2 million compared to December 31, 2007. During the first quarter of 2008, the renegotiated portion of the Franklin Credit Management Corp. (“Franklin”) loan, which was $224.3 million at December 31, 2007, was reclassified to performing status.  Franklin continued to be in compliance with the restructured terms and the Corporation’s exposure was reduced by $37.8 million as of April 30, 2008. During the first quarter of 2008, the Corporation sold $108.5 million of nonaccrual real estate loans located in Florida and Arizona.  Nonperforming loans associated with the January 2, 2008 acquisition of First Indiana amounted to $22.5 million at March 31, 2008.

The following table shows the Corporation’s nonperforming loans and leases by type of loan or lease at March 31, 2008 and December 31, 2007.

Major Categories of Nonperforming Loans and Leases ($ in millions)

	March 31, 2008				December 31, 2007
				% Non-				% Non-
		Percent of	Non-	Perform- ing to		Percent of	Non-	Perform- ing to
	Total	Total	Performing	Loan &	Total	Total	Performing	Loan &
	Loans & Leases	Loans & Leases	Loans & Leases	Lease Type	Loans & Leases	Loans & Leases	Loans & Leases	Lease Type

Commercial loans & leases (a)	$15,414	31.3%	$54.2	0.35%	$14,326	31.0%	$273.1	1.91%

Commercial real estate
Commercial land and construction	5,384	10.8	164.0	3.05	4,957	10.7	216.1	4.36
Other commercial real estate	11,573	23.5	94.6	0.82	11,097	24.0	84.2	0.76
Total commercial real estate	16,957	34.3	258.6	1.52	16,054	34.7	300.3	1.87

Residential real estate
1-4 family	5,358	10.9	83.1	1.55	4,593	9.9	59.6	1.30
Construction by individuals	995	2.0	22.2	2.23	1,041	2.2	10.5	1.01
Residential land and construction by developers	3,989	8.1	306.1	7.67	4,111	8.9	223.1	5.43
Total residential real estate	10,342	21.0	411.4	3.98	9,745	21.0	293.2	3.01

Consumer loans & leases
Home equity loans and lines of credit	4,722	9.6	52.1	1.10	4,413	9.5	50.7	1.15
Other consumer loans and leases	1,865	3.8	10.7	0.57	1,758	3.8	7.9	0.45
Total consumer loans & leases	6,587	13.4	62.8	0.95	6,171	13.3	58.6	0.95

Total loans & leases	$49,300	100.0%	$787.0	1.60%	$46,296	100.0%	$925.2	2.00%
(a) – Nonperforming loans and leases at December 31, 2007 includes the renegotiated Franklin loan in the amount of $224.3 million.

Nonperforming commercial loans and leases amounted to $54.2 million at March 31, 2008 compared to $273.1 million at December 31, 2007, a decrease of $218.9 million which reflects the reclassification of the Franklin loan that amounted to $224.3 million at December 31, 2007. The levels of nonperforming commercial loans and leases were relatively unchanged since December 31, 2007, excluding the Franklin loan.

The national residential real estate markets continued to show signs of stress and deterioration during the first quarter of 2008.  Consistent with recent quarters, nonperforming real estate loans are the primary source of the Corporation’s nonperforming loans and leases and represented 85.1% of total nonperforming loans and leases at March 31, 2008. Nonperforming real estate loans amounted to $670.0 million at March 31, 2008 compared to $593.5 million at December 31, 2007, an increase of $76.5 million or 12.9%. Nonperforming loans associated with residential-related construction and development (commercial and residential), which the Corporation collectively refers to as construction and development loans, amounted to $492.3 million at March 31, 2008 compared to $449.7 million at December 31, 2007, an increase of $42.6 million or 9.5%, which is net of the nonaccrual real estate loans that were sold during the first quarter of 2008.  Nonperforming construction and development loans represented 73.5% of the Corporation’s nonperforming real estate loans and 62.5% of the Corporation’s total nonperforming loans and leases at March 31, 2008. Nonperforming 1-4 family residential real estate loans increased $23.5 million or 39.3% compared to December 31, 2007 and amounted to $83.1 million at March 31, 2008.

Nonperforming consumer loans and leases amounted to $62.8 million at March 31, 2008 compared to $58.6 million at December 31, 2007, an increase of $4.2 million or 7.2%. The levels of nonperforming consumer loans and leases (percent of nonperforming loans and leases to loans and leases outstanding) were relatively unchanged since December 31, 2007.

The following table presents a geographical summary of nonperforming loans and leases at March 31, 2008 and December 31, 2007.

Geographical Summary of Nonperforming Loans & Leases ($ in millions)

	March 31, 2008				December 31, 2007
				% Non-				% Non-
		Percent of	Non-	Perform- ing to		Percent of	Non-	Perform- ing to
	Total	Total	Performing	Loan &	Total	Total	Performing	Loan &
Geographical Summary	Loans & Leases	Loans & Leases	Loans & Leases	Lease Type	Loans & Leases	Loans & Leases	Loans & Leases	Lease Type
Wisconsin	$17,751	36.0%	$100.7	0.57%	$17,375	37.5%	$92.9	0.53%
Arizona	7,881	16.0	266.6	3.38	7,706	16.7	182.0	2.36
Minnesota	5,172	10.5	56.2	1.09	4,965	10.7	49.2	0.99
Missouri	3,378	6.8	24.5	0.73	3,158	6.8	29.8	0.94
Florida	3,013	6.1	130.1	4.32	2,884	6.2	197.3	6.84
Kansas & Oklahoma	1,330	2.7	22.9	1.72	1,303	2.8	31.1	2.38
Indiana	1,418	2.9	20.9	1.47	343	0.7	4.1	1.20
Others (a)	9,357	19.0	165.1	1.77	8,562	18.6	338.8	3.96

Total	$49,300	100.0%	$787.0	1.60%	$46,296	100.0%	$925.2	2.00%
(a) – Nonperforming loans and leases at December 31, 2007 includes the renegotiated Franklin loan in the amount of $224.3 million.

The housing-related stress continues to exist in both core and acquired loans. At March 31, 2008, nonperforming loans in Arizona and Florida (predominantly the west coast of Florida) amounted to $396.7 million, which was 50.4% of total consolidated nonperforming loans and leases at March 31, 2008.  Approximately $311.6 million or 78.5% of nonperforming loans in Arizona and Florida at March 31, 2008 were construction and development loans.

OREO is principally comprised of commercial and residential properties acquired in partial or total satisfaction of problem loans and amounted to $177.8 million at March 31, 2008, compared to $115.1 million at December 31, 2007 and $26.6 million at March 31, 2007.  At March 31, 2008, properties acquired in partial or total satisfaction of problem loans consisted of construction and development of $135.0 million, 1-4 family residential real estate of $26.1 million and commercial real estate of $16.7 million.  Since December 31, 2007, construction and development properties increased $69.1 million, commercial real estate properties decreased $5.9 million and 1-4 family residential real estate properties decreased $0.5 million.  As a result of the soft real estate market and the increased possibility of foreclosures due to the elevated levels of nonperforming loans, management expects that OREO will continue to increase throughout the remainder of 2008.

Reconciliation of Allowance for Loan and Lease Losses ($000’s)

	2008	2007
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Beginning balance	$496,191	$452,697	$431,012	$423,084	$420,610
Provision for loan and lease losses	146,321	235,060	41,526	26,026	17,148
Allowance of banks and loans acquired	32,110	—	6,200	5,513	—
Loans and leases charged-off:
Commercial	4,464	58,535	4,612	15,433	7,222
Real estate	123,815	130,384	19,143	7,789	6,616
Personal	6,872	4,859	6,102	4,473	4,290
Leases	678	889	361	464	173
Total charge-offs	135,829	194,667	30,218	28,159	18,301

Recoveries on loans and leases:
Commercial	875	1,336	1,902	1,764	1,712
Real estate	2,280	434	884	1,070	488
Personal	1,167	978	938	1,095	935
Leases	424	353	453	619	492
Total recoveries	4,746	3,101	4,177	4,548	3,627
Net loans and leases charged-off	131,083	191,566	26,041	23,611	14,674
Ending balance	$543,539	$496,191	$452,697	$431,012	$423,084

Net charge-offs amounted to $131.1 million or 1.08% of average loans and leases in the first quarter of 2008 compared to $191.6 million or 1.67% of average loans and leases in the fourth quarter of 2007 and $14.7 million or 0.14% of average loans and leases in the first quarter of 2007.

Consistent with the fourth quarter of 2007, net charge-offs in the first quarter of 2008 were concentrated in three areas which the Corporation refers to as business channels. Net charge-offs for the Arizona business channel amounted to $44.6 million, net charge-offs for the west coast of Florida business channel amounted to $45.7 million and net charge-offs for the correspondent banking business channel amounted to $15.2 million.  Included in net charge-offs for the Arizona and west coast of Florida business channels were the net charge-offs related to the loans that were sold during the first quarter of 2008.

Net charge-offs of real estate loans amounted to $121.5 million or 92.7% of total net charge-offs in the first quarter of 2008.  For the three months ended March 31, 2008, approximately $104.8 million of the real estate loan net charge-offs were construction and development loans.

Consistent with the credit quality trends noted above, the provision for loan and lease losses amounted to $146.3 million in the first quarter of 2008.  By comparison, the provision for loan and lease losses amounted to $235.1 million in the fourth quarter of 2007 and $17.1 million in the first quarter of 2007.  The provisions for loan and lease losses are the amounts required to establish the allowance for loan and lease losses at the required level after considering charge-offs and recoveries.  At March 31, 2008 the allowance for loan and lease losses amounted to $543.5 million compared to $423.1 million at March 31, 2007, an increase of $120.4 million or 28.5%. The ratio of the allowance for loan and lease losses to total loans and leases was 1.10% at March 31, 2008 compared to 1.07% at December 31, 2007 and 1.00% at March 31, 2007.

As previously discussed, real estate related loans and more particularly construction and development real estate loans that are primarily concentrated in the west coast of Florida and Arizona, have been the primary contributor to the increase in nonperforming loans and leases and net charge-offs in recent quarters. Real estate related loans made up the majority of the Corporation’s nonperforming loans and leases at March 31, 2008. Historically, the Corporation’s loss experience with real estate loans has been relatively low due to the sufficiency of the underlying real estate collateral. In a stressed housing market such as currently exists, the value of the collateral securing the loan has become one of the most important factors in determining the amount of loss incurred and the appropriate amount of allowance for loan and lease losses to record at the measurement date. Losses that are equal to the entire recorded investment for a real estate loan are remote.  However, in many cases, declining real estate values have resulted in the determination that the estimated value of the collateral was insufficient to cover all of the recorded investment in the loan which has required additional charge-offs contributing to the increase in the provision for loan and lease losses and the elevated levels of net charge-offs the Corporation has experienced in recent quarters.

The Corporation estimates that the amount of cumulative charge-offs recorded on its nonperforming loans was approximately $177.3 million or 18.4 % of the unpaid principal balance of its nonperforming loans outstanding at March 31, 2008. These charge-offs have reduced the carrying value of these nonperforming loans and leases to an amount that is estimated to be collectible with no further allowance required at the measurement date.

On an ongoing basis, the Corporation re-assesses the timeliness and propriety of appraisals for collateral dependent loans and has increased the frequency of obtaining indications of collateral values in current higher risk segments within its real estate portfolio such as the volatile real estate markets in the west coast of Florida and Arizona.

Management expects the stresses in the national housing markets will at least continue through the remainder of 2008. The level of net charge-offs and the recorded allowance for loan and lease losses are based on management’s best estimate of the losses incurred at the measurement date.  Management recognizes there are significant estimates in the process and the ultimate losses could be significantly different from those currently estimated. Rapidly changing collateral values, general economic conditions and numerous other factors continue to create volatility in the housing markets and have increased the possibility that additional losses may have to be recognized with respect to the Corporation’s current nonperforming assets. In addition, further deterioration in the national housing markets will result in an increase in the amount of nonperforming assets and losses reported in future quarters. As a result of the present volatility in the housing markets, management is not providing guidance with respect to the allowance for loan and lease losses or the expected provision for loan and lease losses for future quarters.

The Corporation will continue to proactively manage its problem loans and nonperforming assets and be aggressive to isolate, identify and assess its underlying loan and lease portfolio credit quality.  The Corporation believes that its risk at the individual loan level remains manageable and has developed and continues to develop strategies, such as selective sales of nonperforming loans, to mitigate its loss exposure. Construction and development loans tend to be more complex and may take more time to attain a satisfactory resolution.  Depending on the facts and circumstances, acquiring real estate collateral in partial or total satisfaction of problem loans may continue to be the best course of action to take in order to mitigate the Corporation’s exposure to loss.